UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For the month of March 2021

Commission File Number 001-36906

INTERNATIONAL GAME TECHNOLOGY PLC
(Translation of registrant’s name into English)

66 Seymour Street, Second Floor
London, W1H 5BT
United Kingdom
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:
Form 20-F	☒	Form 40-F	☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):				☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):				☐

Fourth Quarter and Full Year 2020 Results of International Game Technology PLC

On March 2, 2021, International Game Technology PLC (“IGT”) reported results for the quarter and full year ended December 31, 2020.

A copy of the press release relating to the above matters is set forth in Exhibit 99.1, which is being furnished herewith.  In addition, a slide presentation relating to the results is set forth in Exhibit 99.2, which is being furnished herewith.

    The following exhibits are furnished herewith:

Exhibit Number	Description

99.1	Press Release “International Game Technology PLC Reports Fourth Quarter and Full Year 2020 Results,” dated March 2, 2021
99.2	Presentation “2020 Fourth Quarter and Full Year Results, Period Ended December 31, 2020,” dated March 2, 2021

EXHIBIT INDEX

Exhibit Number	Description

99.1	Press Release “International Game Technology PLC Reports Fourth Quarter and Full Year 2020 Results,” dated March 2, 2021
99.2	Presentation “2020 Fourth Quarter and Full Year Results, Period Ended December 31, 2020,” dated March 2, 2021

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 2, 2021	INTERNATIONAL GAME TECHNOLOGY PLC

	By:	/s/ Pierfrancesco Boccia
Pierfrancesco Boccia
Corporate Secretary

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